United States securities and exchange commission logo





                                June 22, 2021

       Jordan Vogel
       Co-Chief Executive Officer
       Property Solutions Acquisition Corp.
       654 Madison Avenue, Suite 1009
       New York, New York 10065

                                                        Re: Property Solutions
Acquisition Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed June 21, 2021
                                                            File No. 333-255027

       Dear Mr. Vogel:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form S-4

       Summary, page 1

   1. Please disclose the potential issuance of 15,334,634 shares of New FF Class A common stock to holders of
interests in the Vendor Trust subject to their right to elect to receive up to $10 million in cash
upon closing of the Business Combination. Please clearly disclose that the equity
interest to be issued to the holders of interest in the Vendor Trust is reflected in the 66%
ownership interests to be held by FF stakeholders.
       Exhibit 5.1, page II-4

   2. We note the registration of an additional 6,017,446 shares of Class A common stock and
                                                        1,504,237 shares of
Class B common stock. Please file an updated legal opinion
                                                        that reflects the total
number of shares being registered.
 Jordan Vogel
Property Solutions Acquisition Corp.
June 22, 2021
Page 2

       You may contact Dale Welcome at 202-551-3865 or Anne McConnell at 202-551-3709 if
you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce at 202-551-3754 with any other questions.



                                                         Sincerely,
FirstName LastNameJordan Vogel
                                                         Division of
Corporation Finance
Comapany NameProperty Solutions Acquisition Corp.
                                                         Office of
Manufacturing
June 22, 2021 Page 2
cc:       David S. Allinson
FirstName LastName